Regulatory Update

As previously reported in the press, a number of private lawsuits have been filed including purported class action and derivative lawsuits, making various allegations and naming as defendants various persons, including certain Scudder funds, the funds' investment advisors and their affiliates, certain individuals, including in some cases fund Trustees/Directors, officers, and other parties.
Each Scudder fund's investment advisor has agreed to indemnify the applicable Scudder funds in connection with these lawsuits, or other lawsuits or regulatory actions that may be filed making allegations similar to these lawsuits regarding market timing, revenue sharing, fund valuation or other subjects arising from or related to the pending inquiries. Based on currently available information, the funds' investment advisors believe the likelihood that the pending lawsuits will have a material adverse financial impact on a Scudder fund is remote and such actions are not likely to materially affect their ability to perform under their investment management agreements with the Scudder funds.
The following purported class action and derivative lawsuits pertaining to market timing have been filed:

There are 15 class and derivative actions that have been consolidated and transferred to a Multidistrict Litigation in the District of Maryland ("MDL") (Multidistrict Litigation 1586-In re Mutual Funds Investment Litigation). The 11 Complaints originally filed in the Southern District of New York that were transferred to the MDL were virtually identical and each asserted claims against Deutsche Bank
AG, Deutsche Investment Management Americas Inc. and Deutsche Asset Management, Inc. as well as approximately 85 Funds in the Scudder family of funds and John Doe defendants. The three cases that were originally filed in the Eastern District of New York and the one case originally filed in the District of Delaware are derivative actions brought by purported shareholders in many of the Scudder Funds. These actions named Deutsche Investment Management Americas Inc., Deutsche Asset Management, Inc., and John Doe defendants.
On September 29, 2004, two consolidated amended complaints one a consolidated amended class action complaint and the other a consolidated amended fund derivative complaint were filed.

State Case:
On September 16, 2003, in the Circuit Court for Madison County,
Illinois entitled Potter v. Janus Investment Fund, et al.
Defendants include, among others, Deutsche Investment Management Americas ("DIMA"), Inc., and Scudder International Fund.
On May 27, 2005 the Northern District of Illinois Court in accord with the 7th Circuit's mandate dismissed the state law claims with prejudice. Plaintiffs filed a cert. petition to the Supreme Court on September
29, 2005.  On January 6, 2006 the Supreme Court granted cert.
on only the jurisdictional aspect of the appeal. Briefing will take in place in February 2006 and March 2006 and oral argument will take place the last week of April 2006.

The following purported class action lawsuits pertaining to revenue sharing have been filed:

There are 3 class actions that have been consolidated in the Southern District of New York. On September 6, 2005, Walker v. Deutsche Bank AG, et al., Mazza v. Deutsche Bank AG, et al and Icardo v. Deutsche Bank AG, et al, were consolidated. The consolidated Complaint filed on December 19, 2005 names Deutsche Bank AG, certain affiliated adviser entities, and Scudder Distributors Inc.

In addition to the market timing, revenue sharing and valuation litigation discussed above the following unrelated purported class action lawsuit has been filed:

On January 12, 2005, in the United States District Court for the Southern District of New York entitled McMunn and Raimo v. Deutsche Bank Americas Holding Corporation, et al. Defendants include among others, Deutsche Bank Americas Holding Corporation, DeAM, Inc., Scudder Investors Services, Inc., and certain Directors/Trustees of the Scudder Funds. The lawsuit alleges the defendants breached their fiduciary duties and violated the Investment Company Act of 1940 by failing to collect settlement funds awarded in investor class action lawsuits for securities held by the Scudder Funds.

Based on currently available information, the funds' investment advisors believe the likelihood that this January 12, 2005 pending lawsuit will have a material adverse financial impact on a Scudder fund is remote and such action is not likely to materially affect their ability to perform under their investment management agreements with the Scudder funds.


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